CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Financial Statements

January 31, 2005

(Unaudited – Prepared by Management)

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

For further information, please contact:

G. Ross McDonald, Chief Financial Officer

Tel:

(604) 408-7488

Fax:

(604) 408-7499

CARDERO RESOURCE CORP. CONSOLIDATED BALANCE SHEETS (An Exploration Stage Company) (Unaudited – Prepared by Management)
	January 31, 2005	October 31, 2004
ASSETS
Current
Cash and cash equivalents	$ 18,678,625	$ 16,920,909
Accounts receivable	554,169	500,361
Prepaid expenses	134,388	172,133

	19,367,182	17,593,403

Equipment	46,899	47,785

Resource properties (Note 4)	9,729,699	6,590,392

	$ 29,143,780	$ 24,231,580
LIABILITIES
Current
Accounts payable and accrued liabilities	$ 838,089	$ 804,112
SHAREHOLDERS’ EQUITY

Capital stock (Note 5)	39,829,530	34,012,690

Contributed surplus	4,725,308	4,174,308

Deficit	(16,249,147)	(14,759,530)

	28,305,691	23,427,468
	$ 29,143,780	$ 24,231,580

APPROVED ON BEHALF OF THE BOARD:

“Henk Van Alphen” (signed)	Director
Henk Van Alphen
“Lawrence W. Talbot”	Director
Lawrence W. Talbot

CARDERO RESOURCE CORP. CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (An Exploration Stage Company) (Unaudited – Prepared by Management)
	Three months ended January 31
	2005	2004
EXPENSES
Stock-based compensation	$ 551,000	$ 900,000
Investor relations	549,471	112,489
Professional fees	129,320	82,715
Listing and stock exchange fees	65,160	4,517
Property evaluations	20,455	-
Salaries and benefits	151,070	39,825
Office costs	76,394	29,389
Transfer agent fees	8,256	4,331
Amortization	3,802	3,080

	1,554,928	1,176,346
OTHER ITEMS
Interest income	(60,669)	(51,284)
Write-off of resource properties	5,600	-
Foreign exchange gain	(10,242)	-

	(65,311)	(51,284)
NET LOSS FOR THE PERIOD	1,489,617	1,125,062
DEFICIT, BEGINNING OF PERIOD	14,759,530	5,436,528
DEFICIT, END OF PERIOD	$ 16,249,147	$ 6,561,590
LOSS PER SHARE	$ (0.04)	$ (0.04)
WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	40,226,448	30,350,340

CARDERO RESOURCE CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (An Exploration Stage Company) (Unaudited – Prepared by Management)
	Three months ended January 31
	2005	2004
OPERATING ACTIVITIES
Net loss for the period	$ (1,489,617)	$ (1,125,062)
Deduct items not involving cash:
Amortization	3,802	3,080
Stock-based compensation	551,000	900,000
Write-off of resource properties	5,600	-

Changes in non-cash working capital items related to operations
Accounts receivable	(53,808)	(83,320)
Prepaid expenses	37,745	33,518
Accounts payable and accrued
liabilities	33,977	(136,674)

Cash (used) by operating activities	(911,301)	(408,458)
FINANCING ACTIVITIES
Proceeds from shares issued	4,561,390	8,648,413
Share issue costs	-	(437,016)

Cash provided by financing activities	4,561,390	8,211,397
INVESTING ACTIVITIES
Resource property expenditures (net of option receipts)	(1,889,457)	(799,368)
Purchase of equipment	(2,916)	(28,938)

Cash (used) by investing activities	(1,892,373)	(828,306)
INCREASE IN CASH DURING PERIOD	1,757,716	6,974,633
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	16,920,909	3,752,305
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 18,678,625	$ 10,726,938
SUPPLEMENTAL CASH FLOW INFORMATION Shares issued for property option Shares Issued for data acquisition	1,255,450 -	520,000 198,000

CARDERO RESOURCE CORP.

(An Exploration Stage Company)

Notes to Consolidated Financial Statements

For the three months ended January 31, 2005

(Unaudited – Prepared by Management)

1.

NATURE OF OPERATIONS

Cardero Resource Corp. and its subsidiaries are engaged in the exploration of mineral properties, primarily in Mexico, Peru and Argentina.  The Company considers itself to be an exploration stage company.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that any of the Company’s current or future exploration programs will result in profitable mining operations.  The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete their development and exploitation, and future profitable operations or sale of the properties.

Although the Company has taken steps to verify the title to mineral properties in which it has or has a right to acquire an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee title (whether of the Company or of any underlying vendor(s) from whom the Company may be acquiring its interest).  Title to mineral properties may be subject to unregistered prior agreements or transfers, and may also be affected by undetected defects or the rights of indigenous peoples.

2.

BASIS OF PRESENTATION

The accompanying interim financial statements, stated in Canadian dollars, have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and accordingly do not include all disclosure required for annual financial statements.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered for a fair presentation have been included.  Operating results for the three months ended January 31, 2005 are not necessarily indicative of the result that may be expected for the full year ending October 31, 2005.

These statements should be read in conjunction with the October 31, 2004 annual financial statements, including the accounting policies and notes thereto, included in the Annual Report for the year ended October 31, 2004. These financial statements reflect the same significant accounting policies as those described in the notes to the audited financial statements of Cardero Resource Corp. for the year ended October 31, 2004.

3.

USE OF ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates and would impact future results of operations and cash flows.

4.

RESOURCE PROPERTIES

Expenditures incurred during the period on resource properties were as follows:

	Mexico	Argentina	Peru	Total
Balance - October 31, 2004	$ 3,091,309	$ 538,569	$ 2,960,514	$ 6,590,392
Acquisition and land costs
Cash payments	90,255	380,055	350,600	820,910
Common share issue	169,000	256,900	829,550	1,255,450

	259,255	636,955	1,180,150	2,076,360
Deferred exploration costs
Field	75,341	102,222	176,177	353,740
Drilling and analysis	159,300	-	342,809	502,109
Personnel	59,599	122,115	30,984	212,698

	294,240	224,337	549,970	1,068,547
Write offs	-	(5,600)	-	(5,600)
Balance - January 31, 2005	$ 3,644,804	$ 1,394,261	$ 4,690,634	$ 9,729,699

(a)

Mexico

The properties in Mexico consist of the following:

i.

Sirena Project, Baja California State, Mexico

Pursuant to an agreement dated December 12, 2001 between the Company and a private Mexican company, the Company acquired a 100% interest in 6 mineral concessions located in Baja California State, Mexico in consideration of the issuance of an aggregate of 400,000 common shares of the Company.

ii.

Acquisition of MMC

Pursuant to an agreement dated September 9, 2002 between the Company and two Mexican individuals, the Company acquired a 100% interest in MMC, a private Mexican corporation that owns 8,055 hectares of mineral concessions situated in Baja California State, Mexico, in consideration of aggregate payments of USD 75,000 and the issuance of an aggregate of 225,000 common shares of the Company.

In addition to the above concessions, pursuant to an agreement made November 3, 2003, between MMC and a Mexican individual, MMC acquired a 100% interest in three mineral concessions covering 30 hectares upon payment of USD 45,000.

iii.

Coahuila Copper Data Acquisition, Coahuila de Zaragoza State, Mexico

Pursuant to an acquisition agreement dated August 22, 2003 between the Company and two individuals, the Company obtained copies of and non-exclusive rights to use and retain certain property data and other information pertaining to copper prospects in Coahuila de Zaragoza State, Mexico, in consideration of the issuance of an aggregate of 20,000 common shares.

iv.

Crockite IOCG Data Acquisition, Baja California State, Mexico

Pursuant to an agreement dated October 27, 2003 between the Company, an individual and a private B.C. company, the Company acquired all right, title and interest to certain geological information, data and materials with respect to the potential for, and occurrences of, iron oxide type copper gold (“IOCG”) deposits in Baja California State, Mexico in consideration of the issuance of an aggregate of 200,000 common shares, as follows:

-

100,000 common shares on January 20, 2004 (issued);

-

100,000 common shares on or before the day which is ten (10) business days from the earliest of the following to occur:

-

Anglo American Mexico S.A. de C.V. (“Anglo”) having earned an interest in certain mineral concessions situated in Baja California State in accordance with and pursuant to the agreement between Anglo and the Company (the “Anglo Agreement” as described in note 6(a)(v));

-

The Company having been advised by Anglo that Anglo has incurred aggregate Exploration Expenditures (as defined in the Anglo Agreement) of not less than USD 2,000,000; and,

-

If the Anglo Agreement is terminated prior to Anglo having incurred USD 2,000,000 in Exploration Expenditures, then upon Anglo, the Company or any third party which subsequently enters into an agreement with the Company to earn an interest in the Company’s IOCG properties in Baja California State collectively having incurred Exploration Expenditures of not less than USD 2,000,000.

v.

Baja IOCG Project, Baja California State, Mexico

Pursuant to an agreement dated December 1, 2002 (as amended by an agreement dated November 26, 2003) between the Company and Anglo American Mexico, S.A. de C.V., Anglo has agreed to manage and fund exploration expenditures for the identification and acquisition of not less than one mineral concession within an area of interest measuring approximately 50,050 square kilometres in size.  Anglo can earn a 70% interest in the mineral concession(s) so acquired, as well as in certain mineral concessions held by the Company, and a 70% interest in a new Mexican company to be formed to hold such concessions, by incurring aggregate exploration expenditures of not less than USD 3,700,000, as follows:

-

USD 200,000 on or before December 1, 2003 (paid);

-

USD 800,000 on or before December 1, 2004 (paid);

-

USD 1,200,000 on or before December 1, 2005; and

-

USD 3,700,000 on or before December 1, 2006.

Upon Anglo incurring an aggregate USD 3,700,000 of exploration expenditures, a joint venture will be formed, with each party required to contribute its pro rata share of all future exploration expenditures.  A non-participating party can be diluted to a minimum 10% working interest, below which percentage its interest would be automatically converted to a 5% net profits interest.

vi.

Franco Project, San Luis Potosi State, Mexico

Pursuant to an agreement dated August 29, 2003 and accepted on September 3, 2003, as amended by an agreement dated October 1, 2004, between the Company and a private Mexican company, the Company can acquire a 100% interest (subject to a 2% Net Smelter Return (“NSR”) retained by the vendor) in the Franco Project, San Luis Potosi State, Mexico, upon completion of the following:

Payments aggregating USD 1,145,000, as follows:

-

USD 15,000 on signing (September 3, 2003) (paid);

-

USD 20,000 on or before March 24, 2004 (paid);

-

USD 60,000 on or before September 3, 2004;(USD 30,000 paid)

-

USD 100,000 on or before September 3, 2005;

-

USD 150,000 on or before September 3, 2006; and

-

USD 800,000 on or before September 3, 2007.

Exploration expenditures on the property aggregating USD 1,050,000, as follows:

-

USD 50,000 on or before September 3, 2004;(incurred)

-

USD 200,000 on or before September 3, 2005;

-

USD 300,000 on or before September 3, 2006; and

-

USD 500,000 on or before September 3, 2007.

If the Company has not obtained both all required permits to carry out the exploration activities and work program proposed for the property and unrestricted safe access to the surface areas of the Property as necessary in order to carry out such program (the “Access Conditions”) on or before September 3, 2004 then the dates of the payments above, and the deadlines for the exploration expenditures, will each be extended for a period of four (4) months plus one (1) additional month for every complete calendar month after August 2004 during which the Access Conditions have not been satisfied.  If the Access Conditions have not been satisfied on or before January 3, 2005 then the Company will pay USD 30,000 to the vendor on or before January 13, 2005 (paid) representing one-half of the USD 60,000 payment required above, with the balance being paid on or before the date calculated as provided above.  As at the date of these statements, the Access Conditions had not been satisfied.  The obligation to incur not less than USD 250,000 in exploration expenditures is a firm commitment of the Company, and if the Company terminates the agreement before doing so, then the Company is required to pay to the vendor the difference between USD 250,000 and the amount of exploration expenditures actually incurred.

The Company can buy one-half (being 1%) of the NSR retained by the vendor at any time for USD 2,000,000.

On November 5, 2003, the Company optioned the property to a public B.C. company (the “Optionee”) whereby the Optionee could acquire a 50% interest by paying the Company the sum of USD 50,000, making the underlying USD 20,000 and USD 60,000 payments above and incurring cumulative exploration expenditures of USD 250,000 above.  On November 2, 2004, the Optionee returned the property to the Company and all funds advanced by the Optionee to the Company (which was the operator) to incur exploration expenditures were returned to the Optionee.

vii.

La Zorra Project, Sonora State, Mexico

Pursuant to an agreement dated October 23, 2003, and accepted on October 30, 2003, between the Company and a private Mexican company, the Company can earn a 100% interest, subject to a 2% NSR retained by the vendor, in the La Zorra Project (formerly, the “Gachupines Project”) in Sonora, Mexico, on completion of the following:

Payment of an aggregate of USD 320,000, as follows:

-

USD 5,000 on October 30, 2003 (paid);

-

USD 15,000 on or before April 30, 2004 (paid);

-

USD 30,000 on or before October 30, 2004 (paid);

-

USD 60,000 on or before October 30, 2005;

-

USD 90,000 on or before October 30, 2006;

-

USD 120,000 on or before October 30, 2007;

Exploration expenditures on the property aggregating $85,000 before May 30, 2004 (completed);

Issuing an aggregate of 255,000 common shares of the Company, as follows:

-

  5,000 common shares within 10 business days of TSXV acceptance (issued);

-

50,000 common shares on or before April 30, 2004 (issued);

-

50,000 common shares on or before October 30, 2004 (issued);

-

50,000 common shares on or before October 30, 2005;

-

50,000 common shares on or before October 30, 2006; and

-

50,000 common shares on or before October 30, 2007.

The Company can buy one-half (being 1%) of the NSR retained by the vendor at any time for USD 1,000,000.

.

(b)

Argentina

i.

Cerro Juncal Property, Salta Province, Argentina

Pursuant to an agreement dated November 12, 2004 between the Company and a private Argentinean company, the Company has the right to acquire a 100% interest, subject to a 0.5% NSR to the vendor, in 2 mineral concessions (approximately 2600 hectares) in Salta Province, Argentina in consideration of payment to the Vendor of the sum of USD 2,000,000 on or before the date that is 3 years after the Company commences exploration on the property.  Prior to the exercise of the purchase option, the Company is required to pay the vendor an aggregate of USD 360,000 in order to keep the purchase option in good standing, as follows:

-

USD 25,000 on signing (paid);

-

USD 60,000 on or before November 12, 2005;

-

USD 50,000 on or before May 12, 2006;

-

USD 75,000 on or before November 12, 2006; and

-

USD 150,000 on or before May 12, 2007.

If the Company exercises the option to purchase the property prior to May 12, 2007, the requirement to make the remaining USD 335,000 payments above ceases.  Commencing with the 5th year after execution of the agreement if, in such year or any subsequent year prior to the exercise of the purchase option, the vendor has not received at least the sum of USD 100,000 pursuant to the NSR in such year, the Company is required to pay to the vendor the difference between USD 100,000 and the amount received by the vendor pursuant to the NSR.

The Company has the option to purchase the 0.5% NSR at any time for the sum of USD 1,000,000.

ii.

Cerro Atajo Project, Catamarca Province, Argentina

In order to acquire an interest in the Cerro Atajo project, consisting of 17 mineral concessions in Catamarca Province, Argentina, the Company has entered into two agreements involving Sociedad Minera Catamarquena de Economia Mixta (“Somicadem”), a governmental corporation owned as to 51% by the Province of Catamarca and 49% by two private Argentinean companies (the “Shareholders”).  Somicadem is the holder of the Cerro Atajo property.  The first of these agreements is with respect to the acquisition by the Company of the interest of the Shareholders in Somicadem and the second is with respect to the acquisition by the Company from Somicadem of the rights to explore and exploit the property itself.

Pursuant to the first agreement, dated August 24, 2004 (as amended by an agreement dated December 10, 2004), among the Company and the Shareholders, the Company has the option to acquire the 49% of the issued share capital of Somicadem from the Shareholders, together with all of the interest of the  Shareholders in their existing Exploration, Exploitation and Mining Lease Agreements dated September 10, and 13, 1991 (collectively, the “Existing Lease”) with Somicadem relating to the Cerro Atajo property.  In order to exercise the option, the Company is required to pay the Shareholders an aggregate of USD 11,650,000, and issue 1,750,000 common shares to the Shareholders, as follows:

Payments

-

USD 300,000 upon the Company having completed its due diligence (as provided for below) following the Company having entered into a satisfactory amendment to the Existing Lease (which occurred, and the payment was made, on January 12, 2005);

-

USD 350,000 on or before January 12, 2006;

-

USD 1,000,000 on or before January 12, 2007;

-

USD 2,000,000 on or before January 12, 2008;

-

USD 3,000,000 on or before January 12, 2009;

-

USD 5,000,000 on or before January 12, 2010;

Share Issuances

-

100,000 common shares on or before January 12, 2006;

-

150,000 common shares on or before January 12, 2007;

-

500,000 common shares on or before January 12, 2008; and

-

1,000,000 common shares on or before January 12, 2009;

At the election of the Company, it can settle the obligation to issue some or all of the foregoing common shares by making payments to the Shareholders equal to USD 5.00 per share (up to USD 8,750,000 in total).

Pursuant to the second agreement, which is a modification agreement dated January 12, 2005 among the Shareholders, Somicadem and the Company to amend the Existing Lease, the Company has the right to carry out prospecting, exploration, development and exploitation activities at Cerro Atajo, and the option to enter into a 40 year mining lease.  In order to maintain the exploration rights and option to enter into a mining lease in good standing, the Company is required to complete the following:

Payments to the Province of Catamarca aggregating USD 550,000, as follows:

-

USD 50,000 on execution of the modification agreement (not yet paid);

-

USD 100,000 on or before January 12, 2007;

-

USD 100,000 on or before January 12, 2008;

-

USD 100,000 on or before January 12, 2009;

-

USD 100,000 on or before January 12, 2010; and

-

USD 100,000 on or before January 12, 2011;

Exploration expenditures of not less than USD 1,525,000 on or before January 12, 2011 (to be incurred in carrying out a prescribed program of work).

The Company has the right to conduct due diligence on Somicadem and the Cerro Atajo property for a period ending on April 12, 2005, and may terminate the agreement without obligation during such period.  If the Company determines to proceed with the mining lease option (which must be exercised on or before March 12, 2011) then the Company will be required to make aggregate payments of USD 27,000,000 to the Province of Catamarca, as follows:

-

USD 10,000,000 following a production decision and prior to the commencement of production; and

-

USD 17,000,000 during the first 2 years of production.

In addition, the Company will be required to pay to the Province of Catamarca a royalty consisting of 15% of the net profits realized by the Company from the exploitation of the property.

iii.

Chingolo Silver Project, Jujuy Province, Argentina (consisting of the following concessions)

-

Cavok Property, Jujuy Province, Argentina

Pursuant to an agreement dated May 22, 2002 between the Company and a private Argentinean company, the Company can acquire a 100% interest in three mineral concessions in Jujuy Province, Argentina by making a payment of USD 10,000 on or before October 18, 2002 (paid) and issuing an aggregate of 250,000 common shares, as follows:

-

50,000 common shares on or before October 18, 2002 (issued);

-

100,000 common shares on or before October 18, 2003 (issued); and,

-

100,000 common shares on or before October 18, 2006.

Two of these concessions form part of the Olaroz Silver Project (Note 5b (i)(ii)(iii) and, as at October 31, 2004, these two concessions have been written down to a nominal value.  The third concession forms part of the Chingolo Silver Project.

-

Cozzi Property, Jujuy Province, Argentina

Pursuant to an agreement dated December 9, 2002 between the Company and an Argentinean individual, the Company purchased a 100% interest in three mineral concessions located in Jujuy Province, Argentina in consideration of 100,000 common shares issued to such individual.

iv.

Other Argentinean Properties

-

Organullo Property, Salta Province, Argentina

Pursuant to an agreement dated October 1, 2004 between the Company and an Argentinean individual, the Company purchased a 100% interest in 8 mineral concessions in Salta Province, Argentina in consideration of the issuance of 70,000 common shares.

-

Mina Angela Property, Chubut Province, Argentina

Pursuant to an agreement dated April 25, 2004 between the Company and a private Argentinean company, the Company can acquire a 100% interest in 44 mineral concessions in Chubut Province, Argentina, subject to a 1% NSR to the vendor, in consideration of aggregate cash payments to the vendor of USD 400,000, as follows:

-

USD 50,000 on or before April 25, 2005 (of which USD 24,000, representing the payment of overdue mineral concession taxes has been paid);

-

USD 50,000 on or before April 25, 2006;

-

USD 150,000 on or before April 25, 2007; and

-

USD 150,000 on or before April 25, 2008.

The Company is required to carry out a program of work on the property as agreed between the vendor and the Company, but the extent and cost thereof have not yet been agreed.  The Company has the option to purchase the 1% NSR royalty from the vendor for the sum of USD 500,000 at any time.

-

Condor Yacu and Relincho Concessions, Catamarca Province, Argentina

Pursuant to an agreement dated June 27, 2001 (as amended on January 21, 2002 and January 10, 2003) between the Company and an Argentinean individual, the Company can acquire a 100% interest in certain mining concessions located in Catamarca Province by making aggregate payments of USD 1,050,000

The Condor Yacu and Relincho concessions were returned to the original vendors on September 28, 2004 and $139,666 in acquisition and exploration expenditure was written off.

(c)

Peru

i.

Marcona Project, Lucanas, Nazca and Caraveli Provinces, Peru (Carbonera and Daniella Properties)

Pursuant to option agreements dated October 1, 2003 and October 23, 2003 between the Company and a private Peruvian company, the Company acquired mineral concessions covering approximately 30,000 hectares in Lucanas, Nazca and Caraveli Provinces, Peru.  Approximately 10,500 hectares of these concessions are subject to an underlying agreement with Rio Tinto Mining and Exploration Limited (“Rio Tinto”).  The private company holds the exclusive right and option to acquire a 100% interest from Rio Tinto, subject to a 0.5% NSR to Rio Tinto, by incurring USD 450,000 in exploration expenditures over three years ending August 22, 2006 and by paying Rio Tinto USD 500,000 on or before August 22, 2007.  The Company can earn a 100% interest in all 30,000 hectares by assuming and performing all commitments to Rio Tinto pursuant to the underlying agreement, paying the vendor an aggregate of USD 120,000 (paid) and issuing an aggregate of 650,000 common shares to the vendor, as follows:

-

150,000 common shares on TSXV acceptance (issued);

-

100,000 common shares on or before May 28, 2004 (issued);

-

200,000 common shares on or before November 28, 2004 (issued ); and

-

200,000 common shares on or before November 28, 2005.

ii.

Pampa de Pongo Property, Caraveli Province, Peru

Pursuant to an option agreement dated February 2, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in mineral concessions covering approximately 8,000 hectares in Carvelli Province, Peru.  The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from Rio Tinto in consideration of the payment to Rio Tinto of aggregate payments of USD 500,000 over four years.  The Company can earn a 100% interest in the property by assuming all of the obligations of the private company pursuant to the underlying agreement with Rio Tinto, and making the following payments and share issuances:

Payments aggregating USD 130,900 as follows:

-

USD 65,900.00 on or before March 12, 2004 (for back taxes on the property) (paid);

-

USD 65,000.00 on or before March 12, 2004 (paid);

Issuance of an aggregate of 70,000 common shares, as follows:

-

35,000 shares on or before March 12, 2004 (issued); and

-

35,000 shares on or before September 12, 2004 (issued).

iii.

Katanga Property, Chumbirilcas Province, Peru

Pursuant to an option agreement dated October 1, 2004 between the Company and a private Peruvian company, the Company can acquire a 100% interest in approximately 9,560 hectares of mineral concessions in Chumbirilcas Province, Peru.

The private Peruvian company holds the exclusive right and option to acquire a 100% interest in these concessions from a group of vendors comprised of 3 private Peruvian companies and two Peruvian individuals (“Underlying Vendors”).  The private Peruvian company has the right to acquire a 100% interest in the subject concessions in consideration of aggregate payments of USD1,900,000 over five years. The Company can acquire a 100% interest in the concessions by assuming the obligations of the private Peruvian company to the Underlying Vendors and making aggregate payments to the private Peruvian company of USD 501,000, as follows:

-

USD 261,000 on or before the execution of the agreement (paid); and

-

USD 240,000, as to USD 10,000 on or before November 1, 2004 and as to the balance on or before the first day of each succeeding month (USD 40,000 paid to date).

5.

CAPITAL STOCK

(a)

Authorized

100,000,000 common shares without par value

a.

Issued and outstanding

	Number of Shares	Amount
Balance – October 31, 2004	38,247,958	$ 34,012,690

Exercise of warrants	1,997,381	4,444,890
Exercise of options	70,000	116,500
Issued for property	355,000	1,255,450

Balance – January 31, 2005	40,670,339	$ 39,829,530

(c)

Stock options

The Company has a stock option plan whereby the Company may grant options to directors, officers, employees and consultants of up to 10% of the common shares outstanding at the time of grant.  The exercise price of each option is equal to or higher than the market price of the Company’s common shares at the date of the grant.  The option term and vesting period is determined by the board of directors within regulatory guidelines.

A summary of the status of the stock option plan as of January 31, 2005, and changes during the period is as follows:

	Number of Shares	Weighted Average Exercise Price
Balance – October 31, 2004	3,477,500	$2.60
Exercised	(70,000)	(1.66)
Granted	350,000	3.25
Balance – January 31, 2005	3,757,500	2.66

Expiry Date	Price	Number of Options
October 31, 2005	$1.90	190,000
January 27, 2006	2.35	852,500
April 16, 2006	3.25	350,000
June 11, 2006	2.50	1,615,000
October 6, 2006	3.25	400,000
November 16, 2006	3.25	350,000
		3,757,500

In the period ended January 31, 2005 the Company used the fair value method for determining compensation expense for all options granted during the period.  The fair value was determined using the Black-Scholes options pricing model based on the following assumptions.

Expected life (years)	2.0
Interest rate	3.30%
Volatility	84.0%
Dividend yield	0.00%

During the period options vested which resulted in a stock-based compensation charge of $551,000.

(d)

Share purchase warrants

During the period changes in share purchase warrants were as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance – October 31, 2004	5,000,661	$2.53
Exercised	(1,997,381)	(2.23)
Balance – January 31, 2005	3,003,280	$3.24

At January 31, 2005, the following common share purchase warrants were outstanding entitling the holders thereof the right to purchase one common share for each warrant held as follows:

Expiry Date	Price	Number of Warrants
March/September 17, 2005	$3.25/$3.50	2,682,680
March/September 17, 2005	$3.25/$3.50	241,800
March 17, 2005	$2.65	78,800

		3,003,280

6.

RELATED PARTY TRANSACTIONS

(a)

During the three-month period ended January 31, 2005 the Company incurred the following expenses paid to directors of the Company or companies with common directors:

Professional fees	$ 82,518
Fees charged to resource properties	$ 2,612

These charges were measured by the exchange amount, which is the amount agreed upon by the transacting parties and are on terms and conditions similar to non-related entities.

7.

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED

ACCOUNTING PRINCIPLES (GAAP)

Differences in accounting policies

(i)

Exploration expenditures

Under Canadian GAAP acquisition costs and exploration expenditures are deferred.

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with Industry Guide 7 which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination.  After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized.  In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of prefeasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained.

Under US GAAP, mining projects and properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable.  If estimated future cash flows expected to result from the use of the mining project or property, an impairment is recognized based upon the estimated fair value of the mining project or property.  Fair value generally is based on the present value of estimated future net cash flows for each mining project or property, calculated using estimated mineable reserves and mineral resources based on engineering reports, projected rates of production over the estimated mine life, recovery rates, capital requirements, remediation costs and future prices considering the Company’s hedging and marketing plans.

(ii)

Reconciliation of total assets, liabilities and shareholder’s equity

2005
Total assets per Canadian GAAP	$ 29,143,780
Expenditures on resource properties expensed under US GAAP	(9,729,699)
Total assets per US GAAP	19,414,081
Total liabilities per Canadian GAAP	838,089
Adjustments to US GAAP	-
Total liabilities per US GAAP	838,089
Total equity per Canadian GAAP	28,305,691
Expenditures on resource properties expended under US GAAP	(9,729,699)
Total equity per US GAAP	18,575,992
Total equity and liabilities per US GAAP	$ 19,414,081

(iii)

Reconciliation of net loss reported in Canadian GAAP and US GAAP

2005
Reconciliation of net loss from Canadian GAAP to US GAAP
Net loss per Canadian GAAP	$ (1,489,617)
Acquisition of mineral properties	(2,076,360)
Exploration and development costs, net	(1,068,547)
Reverse amounts written-off	5,600
Net loss per US GAAP	$ (4,628,924)

Net loss per share in accordance with Canadian GAAP Total Differences	$(0.04) $(0.08)
Net loss per share in accordance with US GAAP	$(0.12)
Weighted average number of shares outstanding	40,226,448